VIKING MUTUAL FUNDS
116 1st Street S.W., Suite C
Minot, North Dakota 58701



April 2, 2009

Viking Fund Management, LLC
116 1st Street S.W., Suite C
Minot, ND 58701


Gentlemen:

Each fund listed on Schedule A, which may be amended from time to time ("Fund"), is a series of Viking Mutual Funds, a Delaware statutory trust ("Trust").
Viking Fund Management, LLC serves as the Trust's investment adviser.

You hereby agree, during the period from August 1, 2009 through April 29, 2010, to waive your fees with respect to each Fund, and/or to reimburse a portion of each Fund's operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses of the Fund) so that the Fund's operating expenses do not exceed, in the aggregate, the rate per annum of the Fund's average daily net assets listed in Schedule A attached hereto
("Expense Limitation"). You understand that you will be responsible for coordinating your respective fee waivers and/or expense reimbursements with respect to each Fund so that each Fund's Expense Limitation is achieved.
You agree that this obligation shall constitute a contractual commitment enforceable by the Trust.

The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this agreement.

You understand that you shall look only to the assets of a Fund for performance of this agreement as it relates to that Fund and for payment of any claim you may have hereunder relating to that Fund, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This agreement is effective as of August 1, 2009, and it will terminate upon the earlier of the termination of your contract with the Trust or April 29, 2010. This agreement was approved by the Trustees of the Trust at their meeting on April 2, 2009.

This agreement is made and to be performed principally in the State of North Dakota, and except insofar as the Investment Company Act of 1940, as amended ("1940 Act"), or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of North Dakota. Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

VIKING MUTUAL FUNDS,
on behalf of the Funds listed on Schedule A


By:     /s/Shannon D. Radke
        __________________________________
        President


The foregoing agreement is hereby
accepted as of April 2, 2009

VIKING FUND MANAGEMENT, LLC


By:     /s/Shannon D. Radke
        __________________________________
Title:  President



SCHEDULE A

FUND                                            EXPENSE LIMITATION
-------------------------------------           ------------------
VIKING TAX FREE FUND FOR NORTH DAKOTA                   1.07%
VIKING TAX FREE FUND FOR MONTANA                        1.07%